SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                        Burnham Pacific Properties, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    12232C108
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                                 (CUSIP Number)
                                                     with a copy to:

Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 29, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 12232C108
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):
                                Stephen Feinberg
________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                            Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
     Number of                              7) Sole Voting Power:         *
                                               ---------------------------------
     Shares Beneficially                    8) Shared Voting Power:       *
                                               ---------------------------------
     Owned by

     Each Reporting                         9) Sole Dispositive Power:    *
                                            ------------------------------------
     Person With:                           10) Shared Dispositive Power: *
                                            ------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,601,626*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                               Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):      7.4%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA, IN
________________________________________________________________________________
* Blackacre SMC Master Holdings, LLC ("Blackacre SMC") and Blackacre Funding LLC ("Blackacre Funding") are the holders of 400,000 and 1,200,000 shares, respectively, of Series 2000-C Convertible Preferred Stock, par value $.01 per share (the "Series C Preferred Stock"), of Burnham Pacific Properties, Inc. (the "Company"). Pursuant to the Company's Articles Supplementary designating the Series C Preferred Stock, the shares of the Series C Preferred Stock are convertible, at the option of the holder thereof, into shares of the Common Stock, par value $.01 per share, of the Company (the "Common Stock"). Based upon Blackacre SMC's holdings of 400,000 shares of the Series C Preferred Stock, Blackacre SMC presently has the right to convert such 400,000 shares of Series C Preferred Stock into 650,406.5 shares of Common Stock and, based upon Blackacre Funding's holdings of 1,200,000 shares of the Series C Preferred Stock, Blackacre Funding presently has the right to convert such 1,200,000 shares of Series C Preferred Stock into 1,951,219.5 shares of Common Stock. Stephen
Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by Blackacre SMC and Blackacre Funding, respectively.

Item 2.  Identity and Background.
         -----------------------

         The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as the investment manager for each of Blackacre SMC Master Holdings, LLC ("Blackacre SMC") and Blackacre Funding, LLC ("Blackacre Funding"). Each of Blackacre SMC and Blackacre Funding is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

         Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Blackacre SMC is the holder of 400,000 shares of Series 2000-C Convertible Preferred Stock, par value $.01 per share (the "Series C Preferred Stock") of the Company. Pursuant to the Company's Articles Supplementary to the Articles of Amendment and Restatement of the Company designating the Series C Preferred Stock (the "Articles Supplementary"), the Series C Preferred Stock is convertible, at the option of the holder thereof, into shares of Common Stock of the Company, par value $.01 per share (the "Common Stock"). Based upon Blackacre SMC's holdings of 400,000 shares of the Series C Preferred Stock, Blackacre SMC presently has the right to convert such 400,000 shares of Series C Preferred Stock into 650,406.5 shares of the Common Stock.

         Blackacre Funding is the holder of 1,200,000 shares of Series C Preferred Stock. Based upon Blackacre Funding's holdings of 1,200,000 shares of the Series C Preferred Stock, Blackacre Funding presently has the right to convert such 1,200,000 shares of Series C Preferred Stock into 1,951,219.5 shares of the Common Stock.

         Blackacre SMC acquired the shares of Series C Preferred Stock held by it pursuant to the terms of (i) the Thirteenth Amendment (the "Thirteenth Amendment") to Agreement of Limited Partnership of Burnham Pacific Operating Partnership, L.P. (the "Partnership"), (ii) the Notice of Redemption provided by Blackacre to the Company and the Partnership (the "Redemption Notice"), (iii) the Assumption of Redemption Right between the Partnership and the Company (the "Redemption Assumption") and (iv) the Exchange Agreement (as defined in, and described in, Item 6 below). Pursuant to the terms of the Thirteenth Amendment, the Redemption Notice and the Redemption Assumption, Blackacre SMC elected its right to have the Partnership redeem all of the 1,599,990 Units of the Partnership held by it in exchange for 1,599,990 shares of Series 1997-A Convertible Preferred Stock of the Company. Pursuant to the Exchange Agreement, Blackacre SMC exchanged the 1,600,000 shares of Series 1997-A Convertible Preferred Stock of the Company held by it (the 1,599,990 shares of Series 1997-A Convertible Preferred Stock received by it pursuant to the Units exchange plus the 10 shares of Series 1997-A Convertible Preferred Stock previously held by
it) for 1,600,000 shares of Series C Preferred Stock.

         Blackacre Funding acquired the shares of Series C Preferred Stock held by it by a transfer from Blackacre SMC.

         All  funds  or  other   consideration  used  to  purchase  or  acquire
securities of the Company on behalf of Blackacre SMC and Blackacre Funding came directly from the assets of Blackacre SMC and Blackacre Funding, respectively.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2000, as of November 10, 2000, there were issued and outstanding 32,329,622 shares of Common Stock. Blackacre SMC is the holder of 400,000 shares of Series C Preferred Stock, which are presently convertible into 650,406.5 shares of Common Stock, and Blackacre Funding is the holder of 1,200,000 shares of the Series C Preferred Stock, which are presently convertible into 1,951,219.5 shares of Common Stock. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by Blackacre SMC and Blackacre Funding, respectively. Pursuant to Reg. Section 240.13d-3, Mr. Feinberg is therefore deemed to beneficially own 7.4% of the shares of Common Stock deemed issued and outstanding.

          During the past sixty days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, except as described in this
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Blackacre Funding (and certain other entities for which Stephen Feinberg, directly or indirectly, serves as investment adviser) is a party to a Loan and Security Agreement, dated as of November 21, 2000, with Greenwich Capital Financial Products, Inc. ("GCFP") (the Loan Agreement") pursuant to which, among other things, Blackacre Funding, in consideration for certain financing to be provided by GCFP to Blackacre Funding (and such other parties), agreed to pledge to GCFP the 1,200,000 shares of Series C Preferred Stock held by Blackacre Funding. The Loan Agreement contains certain covenants of Blackacre Funding with respect to such shares of Series C Preferred Stock pledged by Blackacre Funding, including, among others, covenants to not, without GCFP's prior consent, transfer such shares or enter into certain agreements or restrictions with respect to such shares.

          In connection with the Loan Agreement and the pledge of the 1,200,000 shares of Series C Preferred Stock held by Blackacre Funding in favor of GCFP described above, Blackacre Funding entered into a Master Collateral Assignment in favor of GCFP pursuant to which, among other things, Blackacre Funding granted to and pledged to GCFP a first priority lien on and security interest in such shares.

          Pursuant to the transfer from Blackacre SMC to Blackacre Funding of the 1,200,000 shares of the Series C Preferred Stock, Blackacre Funding agreed to be bound by certain obligations of Blackacre SMC with respect to such shares, including those set forth below in this Item 6. In addition, in connection with the transfer from Blackacre SMC to Blackacre Funding of the 1,200,000 shares of the Series C Preferred Stock, the Company confirmed for Blackacre SMC, Blackacre Funding and GCFP that certain restrictions set forth in the Company's Articles of Amendment and Restatement shall not apply to such 1,200,000 shares and the Company confirmed for Blackacre SMC and Blackacre Funding that certain rights of Blackacre SMC under the Exchange Agreement shall remain in full force and effect notwithstanding the transfer of such 1,200,000 shares by Blackacre SMC to Blackacre Funding

          Pursuant to an Amended and Restated Participation Agreement, dated as of November 28, 2000, by and among, among others, Blackacre SMC and an unrelated third party (the "Participation Agreement"), Blackacre Funding, among other things, transferred to an unrelated third party one hundred percent (100%) of the profits, losses, distributions and items of income, gain, loss, deduction and credit with respect to the 400,000 shares of Series C Preferred Stock held by Blackacre Funding. Pursuant to the Participation Agreement, Blackacre Funding retained all voting, decisionmaking, management and other rights with respect to such shares, and with respect to all agreements with the Company or other third parties relating to such shares, except for certain limited rights granted to such unrelated third party in connection with such party's economic interest in such shares.

          As previously described in Amendment No. 5 ("Amendment No. 5") to this
Schedule 13D filed by Stephen Feinberg, on September 11, 2000, Westbrook, Blackacre SMC and the Company entered into an amendment (the "Amendment") to the Exchange Agreement pursuant to which, among other things, (i) Westbrook and Blackacre SMC consented to the Company's execution of the Liquidation Agreement and the Schottenstein Agreement (as such terms are defined in the Amendment),
(ii) Westbrook and Blackacre SMC consented to the payment of dividends on the Company's Common Stock subject to certain conditions precedent, (iii) the Company agreed to modify its Shareholder Rights Agreement, dated as of June 19, 1999, by and between the Company and First Chicago Trust Company of New York, to permit increased ownership of the Company's Common Stock by Westbrook and Blackacre SMC and certain other shareholders and (iv) the Company agreed that, on and after the date on which no shares of Series C Preferred Stock are outstanding, it will increase by one the size of its board of directors, elect a specified person to fill the vacancy created thereby and thereafter annually nominate such specified person for election to the Company's board of directors.

          As previously described in Amendment No. 5, on August 31, 2000, Blackacre SMC, Westbrook, the Company and the Partnership entered into an Exchange Agreement (the "Exchange Agreement") pursuant to which, among other things, Blackacre SMC agreed to exchange (the "Exchange") the shares of the Series 1997-A Convertible Preferred Stock of the Company held by it for shares of newly-issued Series C Preferred Stock. The terms of the Series C Preferred Stock are set forth in the Articles Supplementary. The Exchange Agreement includes, in addition to the terms of the Exchange, (i) numerous covenants of the Company which the Company must perform at all times that any shares of the Series C Preferred Stock remain outstanding (including but not limited to covenants with respect to (a) the approval of the plan of liquidation of the Company, (b) the nomination and approval of certain persons as members of the board of directors of the Company, (c) the approval of certain matters relating to current and former executive officers of the Company, (d) the closure of certain of the Company offices, (e) the granting to the holders of the Series C Preferred Stock approval rights with respect to certain matters involving the Company, (f) the determination of accrued distributions and accrued dividends owing to each of Blackacre SMC and Westbrook, (g) certain registration rights granted to Blackacre SMC and Westbrook and (h) the distribution of liquidation proceeds and various other matters relating to the plan of liquidation), (ii) certain covenants of Blackacre SMC and Westbrook (including but not limited to covenants with respect to (a) Blackacre SMC and Westbrook not reinstating their election of a Change of Control Preference (as defined in the Articles Supplementary) or otherwise delivering a notice of election of a Change of Control Preference unless certain conditions are satisfied and (b) Blackacre SMC and Westbrook voting all voting securities of the Company held by them in favor of the Company's plan of liquidation and for certain persons nominated to serve on the board of directors of the Company) and (iii) certain provisions granting to Blackacre SMC and Westbrook benefits accorded pursuant to the terms of the Stock Purchase Agreement, dated as of December 5, 1997, by and among the Company, the Partnership and Westbrook (the "1997 Stock Purchase Agreement") and amending the 1997 Stock Purchase Agreement to effect such provisions.

          As previously described in Amendment No. 5, on August 31, 2000, the Company, the Partnership, Blackacre SMC, Westbrook and certain other parties entered into the Thirteenth Amendment described in Item 3 above.

          As previously described in Amendment No. 5, on August 31, 2000, Blackacre SMC delivered to the Company and the Partnership the Redemption Notice described in Item 3 above, and the Company and the Partnership entered into the Redemption Assumption described in Item 3 above.

          As previously described in Amendment No. 5, Blackacre SMC is a party to an Agreement to Contribute, dated as of December 5, 1997, with, among other parties, the Company, which provides, among other things, that Blackacre SMC and certain other parties have the right, in certain circumstances, to acquire additional Units, shares of Preferred Stock and/or shares of Common Stock.

          As previously described in Amendment No. 5, the Company and Blackacre SMC, among others, are party to a Registration Rights Agreement, dated as of December 31, 1997.

          As previously described in Amendment No. 5, Blackacre SMC and Westbrook have had certain discussions between them with respect to the possibility that they may enter into a voting agreement or similar agreement, the terms of which would provide, among other things, that, in certain circumstances, Blackacre SMC and Westbrook would, in their capacities as holders of shares of the Series C Preferred Stock, jointly consent to certain matters involving the Company, jointly vote, and/or jointly refrain from voting the shares of the Series C Preferred Stock held by them, based upon certain factors that they may mutually determine. No such agreement has been entered into as of this time.

          No  other   contracts,   arrangements,   understandings   or   similar
relationships exist with respect to the securities of the Company between Stephen Feinberg, Blackacre SMC and/or Blackacre Funding and any person or entity.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            December 9, 2000


                                            /s/ Stephen Feinberg

                                            Stephen Feinberg, in his capacity as
                                            the investment manager for Blackacre
                                            SMC   Master   Holdings,   LLC   and
                                            Blackacre Funding LLC

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).